Exhibit 99.3

REGULATED INFORMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), June 17, 2026, 10:30 pm CET / 4:30 pm ET – In accordance with article 14 of the Law of May 2, 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received transparency notifications as detailed below.

Robert Taub

On June 16, 2026, Nyxoah received a transparency notification from Robert Taub following an acquisition of voting securities by Robert Taub and Robelga SRL (an entity controlled by Robert Taub). Based on the notification, on June 10, 2026, Robert Taub (together with Robelga SRL) held 14,440,277 voting rights, representing 14.45% of the total number of shares issued by Nyxoah on June 10, 2026 (99,926,284), and 50,000 equivalent financial instruments, representing 0.05% of the total number of shares issued by Nyxoah on June 10, 2026 (99,926,284).

The notification dated June 16, 2026 contains the following information:

•	Reason for the notification: acquisition or disposal of voting securities or voting rights
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:
-	Robert Taub
-	Robelga SRL (with address at Avenue des Croix de Guerre 149 / 13, 1120 Brussels)
•	Date on which the threshold was crossed: June 10, 2026
•	Threshold that is crossed: 10%
•	Denominator: 99,926,284
•	Notified details:

A) Voting rights	Previous	After the transaction
	notification
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Robert Taub	2,712,510	6,766,564		6.77%
Robelga SRL	1,598,290	7,673,713		7.68%
Subtotal	4,310,800	14,440,277		14.45%
TOTAL		14,440,277	0	14.45%	0.00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Robert Taub	Warrants	08/06/2027		25,000	0.03%	cash
Robert Taub	Warrants	14/06/2028		25,000	0.03%	cash
TOTAL				50,000	0.05%

TOTAL (A & B)	# of voting rights	% of voting rights
	14,490,277	14.50%

•	Full chain of controlled undertakings through which the holding is effectively held: Robelga SRL is 100% owned by BMI Estate (a partnership (société simple) without legal personality). Robert Taub has 100% usufruct and Robert Taub’s children have 100% bare ownership of BMI Estate.

Pierre-Edouard Stérin

On June 17, 2026, Nyxoah received a transparency notification from Pierre-Edouard Stérin following an acquisition of voting securities by B.A.D. 21 SRL (an entity controlled by Pierre-Edouard Stérin). Based on the notification, on June 10, 2026, Pierre-Edouard Stérin (taking into account the holdings of his affiliates) held 7,221,666 voting rights, representing 7.23% of the total number of shares issued by Nyxoah on June 10, 2026 (99,926,284).

The notification dated June 17, 2026 contains the following information:

•	Reason for the notification: acquisition or disposal of voting securities or voting rights
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:
-	Pierre-Edouard Stérin
-	Lemahieu Holding SRL (with address at Rue Haute 21, 1380 Lasne, Belgium)
-	Graal Holding SRL (with address at Rue Haute 21, 1380 Lasne, Belgium)
-	B.A.D. 21 SRL (with address at Rue Haute 21, 1380 Lasne, Belgium)
•	Date on which the threshold was crossed: June 10, 2026
•	Threshold that is crossed: 5%
•	Denominator: 99,926,284

•	Notified details:

A) Voting rights	Previous	After the transaction
	notification
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Pierre-Edouard Stérin		0	0	0.00%	0.00%
Lemahieu Holding SRL		0	0	0.00%	0.00%
Graal Holding SRL		0	0	0.00%	0.00%
B.A.D. 21 SRL		7,221,666	0	7.23%	0.00%
Subtotal		7,221,666		7.23%
TOTAL		7,221,666	0	7.23%	0.00%

•	Full chain of controlled undertakings through which the holding is effectively held: B.A.D. 21 SRL is controlled by Graal Holding SRL, which itself is controlled by Lemahieu Holding SRL, which is controlled by Mr. Pierre-Edouard Stérin.

Cochlear Limited

On June 16, 2026, Nyxoah received a transparency notification from Cochlear Limited following the passive crossing of a threshold by Cochlear Investments Pty Ltd (an entity controlled by Cochlear Limited). Based on the notification, on June 10, 2026, Cochlear Limited (taking into account the holding of its affiliate) held 5,847,283 voting rights, representing 5.85% of the total number of shares issued by Nyxoah on June 10, 2026 (99,926,284).

The notification dated June 15, 2026 contains the following information:

•	Reason for the notification: passive crossing of a threshold
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:
-	Cochlear Limited (with address at 1 University Avenue, Macquarie University, NSW 2109, Australia)
-	Cochlear Investments Pty Ltd (with address at 1 University Avenue, Macquarie University, NSW 2109, Australia)
•	Date on which the threshold was crossed: June 10, 2026
•	Threshold that is crossed: 10%
•	Denominator: 99,926,284

•	Notified details:

A) Voting rights	Previous	After the transaction
	notification
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Cochlear Limited	0	0	0	0.00%	0.00%
Cochlear Investments Pty Ltd	5,631,319	5,847,283	0	5.85%	0.00%
Subtotal	5,631,319	5,847,283		5.85%
TOTAL		5,847,283	0	5.85%	0.00%

•	Full chain of controlled undertakings through which the holding is effectively held: Cochlear Investments Pty Ltd is a wholly owned subsidiary of Cochlear Limited, which is listed on the Australian Securities Exchange and has no controlling shareholder.

•	Additional information: Cochlear Investments Pty Ltd acquired 215,964 ordinary shares in Nyxoah pursuant to a private placement completed on November 18, 2025, resulting in an increase of its shareholding to 5,847,283 ordinary shares which did not trigger any crossing of a threshold.

This notification concerns a downwards crossing of the 10% threshold following a passive decrease, whereby Cochlear Investments Pty Ltd’s holding in Nyxoah fell from 14.999% (as previously notified in September 2025) and 13.08% immediately prior to the capital increase, to 5.85% of the voting rights.

We understand the underwriters have been granted a 30-day option to subscribe for up to an additional 8,284,883 ordinary shares, which could further reduce Cochlear's holding to 5.40% without crossing any additional disclosure threshold.

Gilde Healthcare Holding B.V.

On June 16, 2026, Nyxoah received a transparency notification from Gilde Healthcare Holding B.V. following the passive downward crossing of the lowest threshold.

The notification dated June 15, 2026 contains the following information:

•	Reasons for the notification:
-	Passive crossing of a threshold
-	Downward crossing of the lowest threshold
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:
-	Gilde Healthcare Holding B.V. (with address at Stadsplateau 36, 3521 AZ Utrecht, the Netherlands)
-	Gilde Healthcare III Management B.V. (with address at Stadsplateau 36, 3521 AZ Utrecht, the Netherlands)
•	Date on which the threshold was crossed: June 10, 2026
•	Threshold that is crossed: 3%
•	Denominator: 99,926,284

•	Notified details:

A) Voting rights	Previous	After the transaction
notification
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Gilde Healthcare Holding B.V.
Gilde Healthcare III Management B.V.
TOTAL

•	Full chain of controlled undertakings through which the holding is effectively held: Gilde Healthcare III Management B.V. is controlled by Gilde Healthcare Holding B.V. Gilde Healthcare Holding B.V. is not a controlled entity.

•	Additional information: Cooperatieve Gilde Healthcare III Sub-Holding UA and Cooperatieve Gilde Healthcare III Sub-Holding 2 UA hold the shares in Nyxoah. Gilde Healthcare III Management B.V. is the management company of these two entities, that in the absence of specific instructions can exercise the voting rights at its discretion.

Bank of America Corporation

On June 15, 2026, Nyxoah received a transparency notification from Bank of America Corporation following an acquisition of voting securities and of financial instruments that are treated as voting securities by entities that are controlled by Bank of America Corporation. Based on the notification, on June 10, 2026, Bank of America Corporation (taking into account the holdings of its affiliates) held 449,288 voting rights, representing 0.45% of the total number of shares issued by Nyxoah on June 10, 2026 (99,926,284), and 2,971,370 equivalent financial instruments, representing 2.97% of the total number of shares issued by Nyxoah on June 10, 2026 (99,926,284).

The notification dated June 12, 2026 contains the following information:

•	Reason for the notification:
-	Acquisition or disposal of voting securities or voting rights
-	Acquisition or disposal of financial instruments that are treated as voting securities
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:
-	Bank of America Corporation (with address at 1209 Orange Street - Corporation Trust Center, Wilmington DE 19801, United States of America)
•	Date on which the threshold was crossed: June 10, 2026
•	Threshold that is crossed: 3%
•	Denominator: 99,926,284

•	Notified details:

A) Voting rights	Previous	After the transaction
	notification
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Bank of America Corporation		0		0.00%
Bank of America, National Association		7,319		0.01%
BofA Securities, Inc.		393,157		0.39%
Merrill Lynch International		48,812		0.05%
Subtotal		449,288		0.45%
TOTAL		449,288	0	0.45%	0.00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Merrill Lynch International	Right to recall			15,001	0.02%	physical
Merrill Lynch International	Rights of use			1	0.00%	physical
BofA Securities, Inc.	Rights of use			1,873,387	1.87%	physical
BofA Securities, Inc.	Right to recall			1,080,480	1.08%	physical
Bank of America, NA	Swap	15/10/2027		991	0.00%	cash
Merrill Lynch International	Swap	15/02/2028		519	0.00%	cash
Merrill Lynch International	Swap	15/10/2027		991	0.00%	cash
TOTAL				2,971,370	2.97%

TOTAL (A & B)	# of voting rights	% of voting rights
	3,420,658	3.42%

•	Full chain of controlled undertakings through which the holding is effectively held: Bank of America, National Association, BofA Securities, Inc. and Merrill Lynch International are controlled by Bank of America Corporation. Bank of America Corporation is not a controlled entity.

Bank of America Corporation

On June 15, 2026, Nyxoah received a transparency notification from Bank of America Corporation following the disposal of voting securities and of financial instruments that are treated as voting securities by entities that are controlled by Bank of America Corporation resulting in the downward crossing of the lowest threshold. Based on the notification, on June 10, 2026, Bank of America Corporation (taking into account the holdings of its affiliates) held 269,166 voting rights, representing 0.27% of the total number of shares issued by Nyxoah on June 10, 2026 (99,926,284), and 2,551,461 equivalent financial instruments, representing 2.55% of the total number of shares issued by Nyxoah on June 10, 2026 (99,926,284).

The notification dated June 15, 2026 contains the following information:

•	Reason for the notification:
-	Downward crossing of the lowest threshold
-	Acquisition or disposal of voting securities or voting rights
-	Acquisition or disposal of financial instruments that are treated as voting securities
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:
-	Bank of America Corporation (with address at 1209 Orange Street - Corporation Trust Center, Wilmington DE 19801, United States of America)
•	Date on which the threshold was crossed: June 11, 2026
•	Threshold that is crossed: 3%
•	Denominator: 99,926,284
•	Notified details:

A) Voting rights	Previous	After the transaction
	notification
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Bank of America Corporation	0	0		0.00%
Bank of America, National Association	7,319	7,319		0.01%
BofA Securities, Inc.	393,157	216,277		0.22%
Merrill Lynch International	48,812	45,570		0.05%
Subtotal	449,288	269,166		0.27%
TOTAL		269,166	0	0.27%	0.00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Merrill Lynch International	Right to recall			15,000	0.02%	physical
BofA Securities, Inc.	Rights of use			1,445,424	1.45%	physical
BofA Securities, Inc.	Right to recall			1,088,536	1.09%	physical
Bank of America, NA	Swap	15/10/2027		991	0.00%	cash
Merrill Lynch International	Swap	15/02/2028		519	0.00%	cash
Merrill Lynch International	Swap	15/10/2027		991	0.00%	cash
TOTAL				2,551,461	2.55%

TOTAL (A & B)	# of voting rights	% of voting rights
	2,820,627	2.82%

•	Full chain of controlled undertakings through which the holding is effectively held: Bank of America, National Association, BofA Securities, Inc. and Merrill Lynch International are controlled by Bank of America Corporation. Bank of America Corporation is not a controlled entity.

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Contact:
Nyxoah
John Landry, CFO
IR@nyxoah.com